Exhibit 14

(Jan 2003)

MINUTEMAN INTERNATIONAL, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

All employees, officers and directors of the Company should respect and comply with all of the laws, rules and regulations of the U.S. and other countries, and the states, counties, cities and other jurisdictions, in which the Company conducts its business or the laws, rules and regulations of which are applicable to the Company.

Such legal compliance should include without limitation, compliance with the “insider trading” prohibition applicable to the Company and its employees, officers and directors.  Generally, employees, officers and directors who have access to or knowledge of confidential or non-public information from or about the Company are not permitted to buy, sell or otherwise trade in the Company’s securities, whether or not they are using or relying upon that information.  This restriction extends to sharing or tipping others about such information, especially since the individuals receiving such information might utilize such information to trade in the Company’s securities.  In addition, the Company has implemented trading restrictions to reduce the risk, or appearance, of insider trading.  Company employees, officer and directors are advised to contact the Company’s attorneys, Reynolds & Reynolds at #(312) 332-4312 if he or she has any questions regarding the applicability of such insider trading prohibits.

This Code of Business Conduct and Ethics does not summarize all laws, rules and regulations applicable to the Company and its employees, officer and directors.  Please consult with the Company’s attorneys, Reynolds & Reynolds at #(312) 332-4312 and the various guidelines which the Company has prepared on specific laws, rules and regulations.

A)     Conflicts of Interest

All employees, officers and directors of the Company should be scrupulous in avoiding a conflict of interest with regard to the Company’s interests.  A “conflict of interest” exists whenever an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company.  A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively.  Conflicts of interest may also arise when an employee, officer or director, or member of his or her family, receives improper personal benefits as a result of his or her position in the Company whether received from the Company or a third party.  Loans to, or guarantees of obligations of, employees, officers and directors and their respective family members may create a conflict of interest.  Federal laws prohibit loans to directors and executive officers.

It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier.  You are not allowed to make any special arrangements with a customer such as an agreement to accept a return of product or any other special arrangement that is not in compliance with standard Company policies.  The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf.

Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors or committees of the Board.  It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier.  You are not allowed to work for a competitor as a consultant or board member.  The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf.  Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or the Company’s Chief Financial Officer.  Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in this Code.

B)     Corporate Opportunity

Employees, officers and directors are prohibited from (a) taking for themselves personally opportunities that properly belong to the Company or are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; and (c) competing with the Company. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

We seek to outperform our competition fairly and honestly.  We seek competitive advantages through superior performance, never through unethical or illegal business practices.  Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited.

C)     Confidentiality

Employees, officers and directors of the Company must maintain the confidentiality of confidential information entrusted to them by the Company or its suppliers or customers, except when disclosure is authorized by the Chief Financial Officer or other authorized officer, or required by laws, regulations or legal proceedings.  Whenever feasible, employees, officers and directors should consult the Chief Financial Officer if they believe they have a legal obligation to disclose confidential information.  Confidential information includes all non-public information that might be of use to competitors of the Company, or harmful to the Company or its customers if disclosed.  All officers and employees are also subject to compliance with the Minuteman Non Competition and Confidentiality Agreement.

D)     Fair Dealing

Each employee, officer and director should endeavor to deal fairly with the Company’s customers, suppliers, competitors, officers and employees.  None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to foreign government officials or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country. In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel.  The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense.  State and local governments, as well as foreign governments, may have similar rules. If you have any questions, please consult the Company’s Chief Accounting Officer, who can provide guidelines to you in this area.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers.  No gift or entertainment should be offered, given, provided or accepted by any Company employee, family member of an employee or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations.  Please discuss with your supervisor or the Company’s Chief Accounting Officer any gifts or proposed gifts which you are not certain are appropriate.

E)      Protection And Proper Use Of Company Assets

All employees, officers and directors should protect the Company’s assets and ensure their efficient use.  Theft, carelessness, and waste have a direct impact on the Company’s profitability.  All Company assets should be used for legitimate business purposes.

F)      Accounting Complaints

The Company’s policy is to comply with all applicable financial reporting and accounting regulations applicable to the Company.  If any employee, officer or director of the Company has concerns or complaints regarding questionable accounting or auditing matters of the Company, then he or she is encouraged to submit those concerns or complaints (anonymously, confidentially or otherwise) to the Audit Committee of the Board of Directors (which will, subject to its duties arising under applicable law, regulations and legal proceedings, treat such submissions confidentially.  Such submissions may be directed to the attention of the Audit Committee, or any director who is a member of the Audit Committee, at the principal executive officers of the Company.

G)     Reporting Any Illegal Or Unethical Behavior

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation.  Employees, officers and directors who are concerned that violations of this Code or that other illegal or unethical conduct by employees, officers or directors of the Company have occurred or may occur should either contact their supervisor or superiors.  If they do not believe it appropriate or are not comfortable approaching their supervisors or superiors about their concerns or complaints, then they may contact either the Chief Executive Officer or Chief Accounting Officer of the Company or the Audit Committee of the Company.  If their concerns or complaints require confidentiality, including keeping their identity anonymous, then this confidentiality will be protected, subject to applicable law, regulation or legal proceedings.

H)   No Retaliation

The Company will not permit retaliation of any kind by or on behalf of the Company and its employees, officers and directors against good faith reports or complaints of violations of this Code or other illegal or unethical conduct.

I)   Public Company Reporting

As a public company, it is of critical importance that the Company’s filings with the Securities and Exchange Commission be accurate and timely.  Depending on their position with the Company, an employee, officer or director may be called upon to provide necessary information to assure that the Company’s public reports are complete, fair and understandable.  The Company expects employees, officers and directors to take this responsibility very seriously and to provide prompt accurate answers to inquiries related to the Company’s public disclosure requirements.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls.  Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Records should always be retained or destroyed according to the Company’s record retention policies.  In accordance with those policies, in the event of litigation or governmental investigation please consult the Company’s Chief Accounting Officer.

J) Amendment, Modification And Waiver

This Code may be amended, modified or waived by the Board of Directors, subject to the disclosure and other provisions of the Securities Exchange Act of 1934, and the rules there under and the applicable rules of the NASDAQ.

Employee Name

Employee Signature	Date